UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED

IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND

(d) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2

(Amendment No. 1)*

RADNET, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

750491102

(CUSIP Number)

October 3, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 750491102	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Sandy Nyholm Kaminsky, as trustee of the HFB Heirs’ Trust II (formerly HFB Heirs’ Family Trust)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	5	SOLE VOTING POWER 5,376,253
Beneficially Owned by Each	6	SHARED VOTING POWER 0
Reporting Person	7	SOLE DISPOSITIVE POWER 5,376,253
With	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,376,253
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.37%+
12	TYPE OF REPORTING PERSON OO

__________

+	Calculated using the number of outstanding shares of common stock as of August 4, 2017 reported in the Issuer's Form 10-Q filed with the U.S. Securities and Exchange Commission August 9, 2017.

SCHEDULE 13G

CUSIP No. 750491102	Page 3 of 6 Pages

Item 1.	Issuer.

(a)             The name of the issuer is RadNet, Inc. (the “Issuer”).

(b)             The address of the Issuer’s principal executive office is 1510 Cotner Avenue, Los Angeles, California 90025

Item 2.	Reporting Person and Security.

(a)             Sandy Nyholm Kaminsky, as trustee of the HFB Heirs’ Trust II (formerly the HFB Heirs’ Family Trust) (the “Reporting Person”).

(b)             The Reporting Person’s address is 400 S. Emerson Street, Denver, Colorado 80209.

(c)             The Reporting Person is a United States citizen.

(d)             The title of the class of securities to which this statement relates is the common stock, $0.0001 par value, of the Issuer (the “Common Stock”).

(e)             The CUSIP number is 750491102.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)             [  ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)             [  ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)             [  ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)             [  ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)             [  ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)              [  ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)             [  ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)             [  ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)              [  ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)              [  ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)             [  ] Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Not applicable.

SCHEDULE 13G

CUSIP No. 750491102	Page 4 of 6 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned: 5,376,253 shares of Common Stock held by HFB Heirs’ Trust II of which the Reporting Person is the trustee.

(b)	Percent of Class: 11.37% (based on 47,266,352 outstanding shares of Common Stock as of August 4, 2017 reported in the Issuer's Form 10-Q filed August 9, 2017).

(c)	Number of shares as to which the Reporting Person has:*

(i)	Sole power to vote or to direct the vote: 5,376,253;

(ii)	Shared power to vote or to direct the vote: 0;

(iii)	Sole power to dispose or to direct the disposition of: 5,376,253; and

(iv)	Shared power to dispose or to direct the disposition of: 0.

* This 13G corrects the number of shares held by the Reporting Person. The 13G filed by the Reporting Person on July 10, 2015 incorrectly reported that the Reporting Person beneficially owned 6,233,114 shares of the Issuer’s Common Stock as of such date, whereas the Reporting Person actually owned 6,476,253 shares of the Issuer’s Common Stock as of July 10, 2015.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ]

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

SCHEDULE 13G

CUSIP No. 750491102	Page 5 of 6 Pages

Item 10.	Certifications.

(a)       Not applicable.

(b)       Not applicable.

(c)       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11 under the Act.

SCHEDULE 13G

CUSIP No. 750491102	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2017	/s/ Sandy Nyholm Kaminsky **Signature of Reporting Person** /s/ Sandy Nyholm Kaminsky, as trustee of the HFB Heirs’ Trust II (formerly HFB Heirs’ Family Trust) **Signature of Reporting Person**